Exhibit 2

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (the “Agreement”) is made as of December 2, 2013 by and between DFR Holdings, LLC, a Delaware limited liability company (the “Purchaser”), and CIFC Parent Holdings LLC, a Delaware limited liability company (the “Seller”). Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Second Amended and Restated Stockholders Agreement, dated as of September 24, 2012 (the “Stockholders Agreement”), by and among the Purchaser, the Seller and CIFC Corp., a Delaware corporation (the “Company”).

WHEREAS, the Seller owns 9,090,909 shares of Common Stock (the “Shares”);

WHEREAS, the Seller desires to sell, and the Purchaser desires to buy, the Shares for per share purchase price of $9.00 (the “Per Share Purchase Price”), for an aggregate purchase price of $81,818,181 (the “Purchase Price”), on the terms and conditions set forth in this Agreement;

WHEREAS, for purposes of Section 3.2 of the Stockholders Agreement, this Agreement constitutes (a) an Offer Notice by the Seller with respect to the Shares and (b) an Acceptance Notice by the Purchaser, in each case, to sell and purchase the Shares on the terms and conditions set forth herein;

WHEREAS, in connection with the purchase and sale of the Shares, the Purchaser and the Company have entered into the Third Amended and Restated Stockholders Agreement dated as of the date hereof (the “Amended Stockholders Agreement”), which Amended Stockholders Agreement shall be effective as of the Closing (as defined below);

WHEREAS, in connection with the purchase and sale of the Shares, GE Capital Equity Investments, Inc., a Delaware corporation (“GECEII”), has certain rights pursuant to the Investment Agreement, dated as of September 24, 2012, by and between GECEII and the Company (the “GE Investment Agreement”) and the letter agreement, dated as of September 24, 2012, by and among GECEII, the Purchaser and the Seller (the “GE Side Letter” and, together with the GE Investment Agreement, the “GE Documents”); and

WHEREAS, it is the intention of the parties to this Agreement, that the transactions contemplated by this Agreement be a private sale of securities that is exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”).

In consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1 Purchase and Sale of Shares. Subject to and in reliance upon the representations, warranties, terms and conditions of this Agreement, the Seller hereby agrees to sell, transfer and assign to the Purchaser, and the Purchaser hereby agrees to purchase, the Shares, free and clear from all Liens (other than Liens arising under the Amended Stockholders Agreement or applicable securities Law), for the Purchase Price.

Section 1.2 The Closing.

(a) The closing of the purchase and sale of the Shares under this Agreement (the “Closing”) shall take place at the offices of Goodwin Procter LLP, Exchange Place, 53 State Street, Boston, MA 02109, at 9:00 a.m., Eastern time, on the second (2nd) business day after all of the conditions set forth in Article IV shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions at the Closing), or such other time and place as are mutually agreeable to the Purchaser and the Seller. The date on which the Closing occurs shall be the “Closing Date.”

(b) At the Closing:

(i) The Purchaser shall deliver to the Seller an amount equal to (A) the Purchase Price minus (B) fifty percent (50%) of the Special Committee Expenses (as defined below) by wire transfer of immediately available funds, to the account designated by the Seller prior to the Closing;

(ii) The Purchaser shall pay the Special Committee Expenses;

(iii) The Seller shall deliver to the Company resignations of the three (3) Directors designated by the Seller pursuant to Section 3.1(b)(ii) of the Stockholders Agreement, which resignations will be effective upon the Closing; and

(iv) The parties shall cause a book entry transfer of the Shares to the Purchaser.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Seller Representations: The Seller represents and warrants to the Purchaser as set forth in this Section 2.1.

(a) The Seller is duly formed, validly existing and in good standing under the Laws of Delaware with all requisite power and authority required to conduct its business as presently conducted.

(b) The Seller has all requisite limited liability company power and authority to execute and deliver this Agreement and all agreements, documents and instruments to be executed and delivered by the Seller to the Purchaser pursuant hereto and thereto (collectively, the “Seller Transaction Documents”) and to perform its obligations under the Seller Transaction Documents. The execution and delivery by the Seller of the Seller

Transaction Documents and the performance by the Seller of its obligations thereunder have been duly authorized by all requisite limited liability company action of the Seller. No other action on the part of the Seller or its members is necessary to authorize the execution, delivery and performance by the Seller of the Seller Transaction Documents.

(c) This Agreement has been, and upon their execution the other Seller Transaction Documents will have been, duly executed and delivered by the Seller. Assuming the Purchaser Transaction Documents (as defined below) have been duly authorized, executed and delivered by the Purchaser, this Agreement constitutes, and upon their execution each of the other Seller Transaction Documents will constitute, the legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their terms, except to the extent that the enforceability thereof may be limited by: (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity regardless of whether enforcement is sought in equity or at Law.

(d) Other than (w) (x) the GE Documents, (y) filings required by Section 13 or Section 16 of the Exchange Act (which the Seller shall file with the SEC when and as the same is due) and (z) Client Consents, the execution and delivery of the Seller Transaction Documents by the Seller and the performance by the Seller of its obligations thereunder do not and will not:

(i) violate any provision of the Constituent Documents of the Seller; and

(ii)(A) conflict with or violate any applicable Law of any Governmental Authority having jurisdiction over the Seller or any part of the properties or assets of the Seller, (B) require the Consent of any Person under, violate, result in the termination or acceleration of or of any right under, give rise to or modify any right or obligation under (whether or not in combination with any other event or circumstance), or conflict with, breach or constitute a default under (in each case with or without notice, the passage of time or both), any Contract, permit or authorization to which the Seller is a party or by which any of its properties or assets is bound, (C) result in the creation or imposition of any Lien on any part of the properties or assets of the Seller, (D) violate any Order binding on the Seller or any part of its properties or assets, and (E) otherwise require any Governmental Approvals or any Third Party Consents.

For purposes of this Agreement, “Client Consent” shall mean any Consent required pursuant to (1) the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder or (2) any collateral management agreement or other Contract for Investment Management Services between the Company or one of its Subsidiaries, on one hand, and a Company Client (including any issuer to which the Company or one of its Subsidiaries provides Investment Management Services), on the other hand (collectively, “Consent Persons”).

For purposes of this Agreement, “Investment Management Services” means any services (including sub-advisory services) which involve (1) the management of an investment account or fund (or portions thereof or a group of investment accounts or funds) of any third party for compensation, and performing activities related or incidental thereto, or (2) the rendering of advice with respect to the investment and reinvestment of assets or funds (or any group of assets or funds) of any third party for compensation, and performing activities related or incidental thereto; provided, that with respect to a third party that is an entity, Investment Management Services shall not be deemed provided to any owner of the third party unless the services in (1) or (2) above are provided to such owner separate and apart from such services provided to the third party.

(e) There is no litigation or governmental proceeding or investigation pending or, to the knowledge of the Seller, threatened, by or against the Seller or any of its Affiliates that (i) affects the Shares or (ii) seeks to enjoin, restrain or prohibit the transactions contemplated by this Agreement and the other Seller Transaction Documents and, to the knowledge of the Seller, no event has occurred and no circumstance exists that would be reasonably likely to be a basis for any such litigation.

(f) The Seller is the beneficial owner and sole record owner of the Shares. Except for this Agreement, the Stockholders Agreement and the GE Documents, and restrictions under applicable securities Laws, there is no (i) agreement, arrangement or understanding with any other Person regarding the sale, transfer, voting or control of any Shares or (ii) Liens affecting the Shares. The Seller has not granted any powers of attorney that are presently outstanding with respect to the Shares.

(g) Except as set forth on Schedule 2.1(g) attached hereto, the Seller has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

(h) Set forth on Schedule 2.1(h) attached hereto is a list of the Client Consents, setting forth for each Client Consent the manner of Consent required.

Section 2.2 Purchaser Representations: The Purchaser represents and warrants to the Seller as set forth in this Section 2.2.

(a) The Purchaser is duly formed, validly existing and in good standing under the Laws of Delaware with all requisite power and authority required to conduct its business as presently conducted.

(b) The Purchaser has all requisite limited liability company power and authority to execute and deliver this Agreement, the Amended Stockholders Agreement and all agreements, documents and instruments to be executed and delivered by the Purchaser to the Seller pursuant hereto and thereto (collectively, the “Purchaser Transaction Documents” and, together with the Seller Transaction Documents, the “Transaction Documents”) and to perform its obligations under the Purchaser Transaction Documents. The execution and delivery by the Purchaser of the Purchaser Transaction Documents and the performance by the Purchaser of its obligations thereunder have been duly authorized by all requisite limited liability company action of the Purchaser. No other action on the part of the Purchaser or its members is necessary to authorize the execution, delivery and performance by the Purchaser of the Purchaser Transaction Documents.

(c) This Agreement has been, and upon their execution the other Purchaser Transaction Documents will have been, duly executed and delivered by the Purchaser. Assuming the Seller Transaction Documents have been duly authorized, executed and delivered by the Seller, this Agreement constitutes, and upon their execution each of the other Purchaser Transaction Documents will constitute, the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, except to the extent that the enforceability thereof may be limited by: (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity regardless of whether enforcement is sought in equity or at Law.

(d) Other than (w) (x) the GE Documents, (y) filings required by Section 13 or Section 16 of the Exchange Act (which the Purchaser shall file with the SEC when and as the same is due) and (z) the Client Consents, the execution and delivery of the Purchaser Transactions Documents by the Purchaser and the performance by the Purchaser of its obligations thereunder do not and will not:

(i) violate any provision of the Constituent Documents of the Purchaser; and

(ii)(A) conflict with or violate any applicable Law of any Governmental Authority having jurisdiction over the Purchaser or any part of the properties or assets of the Purchaser, (B) require the Consent of any Person under, violate, result in the termination or acceleration of or of any right under, give rise to or modify any right or obligation under (whether or not in combination with any other event or circumstance), or conflict with, breach or constitute a default under (in each case with or without notice, the passage of time or both), any Contract, permit or authorization to which the Purchaser is a party or by which any of its properties or assets is bound, (C) result in the creation or imposition of any Lien on any part of the properties or assets of the Purchaser, (D) violate any Order binding on the Purchaser or any part of its properties or assets, and (E) otherwise require any Governmental Approvals or any Third Party Consents.

(e) There is no litigation or governmental proceeding or investigation pending or, to the knowledge of the Purchaser, threatened, by or against the Purchaser or any of its Affiliates that seeks to enjoin, restrain or prohibit the transactions contemplated by this Agreement and the other Purchaser Transaction Documents and, to the knowledge of the Purchaser, no event has occurred and no circumstance exists that would be reasonably likely to be a basis for any such litigation.

(f) The Purchaser has sufficient knowledge and experience in investing in companies similar to the Company so as to be able to evaluate the risks and merits of its investment in the Shares and is able financially to bear the risks thereof. The Purchaser is acquiring the Shares for its own account, for investment only, and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable Law or the Amended Stockholders Agreement, and the Purchaser has no present or contemplated agreement, undertaking, arrangement obligation, indebtedness, or commitment providing for the distribution or sale thereof. The Purchaser acknowledges and agrees that the Shares have not been registered under the Securities Act and may not be sold, pledged or otherwise transferred by the Purchaser without compliance with the registration provisions of the Securities Act or an exemption therefrom and with the restrictions set forth in the Amended Stockholders Agreement.

(g) The Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

(h) The Purchaser has reviewed and agrees with the list of Client Consents and the manner of Consent for each Client Consent set forth on Schedule 2.1(h) attached hereto.

ARTICLE III

COVENANTS

Section 3.1 Release.

(a) The Purchaser acknowledges that the Seller may possess material nonpublic information regarding the Company not known to the Purchaser (the “Seller Information”). The Seller Information may or may not be material, may or may not have been publicly disclosed by or on behalf of the Company or the Seller, directly or indirectly, and may or may not be available to Purchaser from sources other than the Company or the Seller. Effective upon the Closing, the Purchaser hereby:

(i) agrees that none of the Seller, its directors, officers, partners, stockholders, members, investors, employees, attorneys, agents or representatives or any Affiliate of the foregoing (together, with the successors and assigns of any such Person, the “Seller Released Parties”) shall have any liability to the Purchaser or its Affiliates (or any of their respective successors, assigns or heirs) with respect to the existence, possession or non-disclosure of any Seller Information, whether arising directly or indirectly, primarily or secondarily, by contract or operation of law or otherwise, including as a matter of contribution, indemnification, set-off, rescission, or reimbursement;

(ii) irrevocably and fully waives, releases, acquits and discharges forever any right, claim or cause of action, at law or in equity, arising from or relating to, directly or indirectly, the existence, possession or non-disclosure of any Seller Information, including without limitation pursuant to Sections 10(b) and 20A of the Exchange Act, or the rules and regulations promulgated by the SEC under the Exchange Act, and relinquishes all rights and remedies accorded by applicable Law to a buyer of securities with respect to the Shares to the maximum extent permitted by Law, as well as all rights to participate in any claim, action or remedy others may now or hereafter have with respect to the foregoing;

(iii) with respect to the purchase and sale of the Shares, releases and discharges each Seller Released Party of and from any and all suits, demands, obligations, liabilities, claims and causes of action, contingent or otherwise, of every kind and nature, at law and in equity, which Purchaser and/or its Affiliates (or any of their respective successors, assigns or heirs) may have against any Seller Released Party, to the extent arising from or in connection with the existence, possession or non-disclosure of any Seller Information whether asserted, unasserted, absolute, contingent, known or unknown;

(iv) represents to each Seller Released Party that (A) it has not assigned any claim or possible claim against any Seller Released Party, (B) it fully intends to release all claims against the Seller Released Parties as set forth above, and (C) it has been advised by, and has consulted with, counsel with respect to the execution and delivery of this Agreement and has been fully apprised of the consequences of the waivers and releases set forth in this Section 3.1(a); and

(v) agrees not to institute any action against any Seller Released Party with respect to any of the claims released pursuant to this Section 3.1(a).

(b) The Seller acknowledges that the Purchaser may possess material nonpublic information regarding the Company not known to the Seller (the “Purchaser Information”). The Purchaser Information may or may not be material, may or may not have been publicly disclosed by or on behalf of the Company or the Purchaser, directly or indirectly, and may or may not be available to Seller from sources other than the Company or the Purchaser. Effective upon the Closing, the Seller hereby:

(i) agrees that none of the Purchaser, its directors, officers, partners, stockholders, members, investors, employees, attorneys, agents or representatives or any Affiliate of the foregoing (together, with the successors and assigns of any such Person, the “Purchaser Released Parties”) shall have any liability to the Seller or its Affiliates (or any of their respective successors, assigns or heirs) with respect to the existence, possession or non-disclosure of any Purchaser Information, whether arising directly or indirectly, primarily or secondarily, by contract or operation of law or otherwise, including as a matter of contribution, indemnification, set-off, rescission, or reimbursement;

(ii) irrevocably and fully waives, releases, acquits and discharges forever any right, claim or cause of action, at law or in equity, arising from or relating to, directly or indirectly, the existence, possession or non-disclosure of any Purchaser Information, including without limitation pursuant to Sections 10(b) and 20A of the Exchange Act, or the rules and regulations promulgated by the SEC under the Exchange Act, and relinquishes all rights and remedies accorded by applicable Law to a seller of securities with respect to the Shares to the maximum extent permitted by Law, as well as all rights to participate in any claim, action or remedy others may now or hereafter have with respect to the foregoing;

(iii) with respect to the purchase and sale of the Shares, releases and discharges each Purchaser Released Party of and from any and all suits, demands, obligations, liabilities, claims and causes of action, contingent or otherwise, of every kind and nature, at law and in equity, which Seller and/or its Affiliates (or any of their respective successors, assigns or heirs) may have against any Purchaser Released Party, to the extent arising from or in connection with the existence, possession or non-disclosure of any Purchaser Information whether asserted, unasserted, absolute, contingent, known or unknown;

(iv) represents to each Purchaser Released Party that (A) it has not assigned any claim or possible claim against any Purchaser Released Party, (B) it fully intends to release all claims against the Purchaser Released Parties as set forth above, and (C) it has been advised by, and has consulted with, counsel with respect to the execution and delivery of this Agreement and has been fully apprised of the consequences of the waivers and releases set forth in this Section 3.1(b); and

(v) agrees not to institute any action against any Purchaser Released Party with respect to any of the claims released pursuant to this Section 3.1(b).

(c) Notwithstanding anything herein to the contrary, the provisions of Sections 3.1(a) and 3.1(b) above shall not be deemed to constitute a release or discharge of, or otherwise apply to, any claim or cause of action, at law or in equity, of either party against the other party for breach of any representation or warranty made under this Agreement or the other Transaction Documents.

Section 3.2 GE Matters.

(a) On the date hereof, the Purchaser and the Seller shall deliver written notice (the “Tag Notice”) to the Company stating (i) that the Seller proposes to Transfer up to 12,090,909 shares of Common Stock to the Purchaser (A) at the Per Share Purchase Price, (B) on or about December 23, 2013 and (C) otherwise on the terms and conditions set forth in this Agreement, (ii) that the Tag-Along Percentage (as defined in the GE Investment Agreement) is 24.81203% and (iii) that the Purchaser has offered to purchase up to 3,000,000 Tag Shares (as defined in the GE Investment Agreement) at the Per Share Purchase Price (subject to reduction for the GE Holders’ pro rata portion of the reasonable costs and expenses incurred by the Seller or the Company in connection with the transactions contemplated by this Agreement). This Agreement shall be included as an exhibit to the Tag Notice.

(b) In the event that GECEII validly elects to exercise its rights pursuant to Section 4.3 of the GE Investment Agreement, in accordance with the terms of the GE Investment Agreement, at the Closing, the Purchaser will purchase from GECEII the number of Tag Shares that GECEII has elected to sell to Purchaser (the “Participating GE Shares”) at the Per Share Purchase Price (subject to reduction for the GE Holders’ pro rata portion of the reasonable costs and expenses incurred by the Seller or the Company in connection with the transactions contemplated by this Agreement.

Section 3.3 HSR Filing.

(a) Unless the parties agree that such filing is not required, each of the Purchaser and the Seller agrees to (i) make an appropriate and complete filing of a Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with respect to the transactions contemplated hereby within ten (10) Business Days of the date of this Agreement, (ii) make all other required filings pursuant to other antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable, and (iii) not extend any waiting period under the HSR Act or any other antitrust Law, nor enter into any agreement with the United States Federal Trade Commission (the “FTC”) or the United States Department of Justice (the “DOJ”) or any other Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party. Each party shall supply as promptly as practicable any additional information or documentation that may be requested pursuant to the HSR Act or any other antitrust Law and use its commercially reasonable efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other antitrust Law as soon as possible.

(b) Each of the Purchaser and the Seller shall, in connection with the actions referenced in Section 3.3 to obtain all Governmental Approvals for the transactions contemplated by this Agreement under the HSR Act or any other antitrust Law: (i) cooperate in all respects with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party and/or its counsel informed of any communication received by such party from, or given by such party to, the FTC, the DOJ or any other U.S. or other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; (iii) consult with each other in advance of any meeting or conference with the FTC, the DOJ or any other Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other Governmental Authority or other person, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences; and (iv) permit the other party and/or its counsel to review in advance any submission, filing or communication (and documents submitted therewith) intended to be given by it to the FTC, the DOJ or any other Governmental Authority; provided, that materials may be redacted to remove references concerning the valuation of the businesses of the Seller or the Purchaser.

(c) The Purchaser shall be responsible for any filing or similar fees in connection with any filings or submissions under the HSR Act.

Section 3.4 Stockholders Agreement. Seller hereby (a) consents to the Amended Stockholders Agreement, solely for purposes of Section 5.12 of the Stockholders Agreement, and (b) agrees and acknowledges that the obligations of the Seller and its Affiliates pursuant to Section 4.1 of the Stockholders Agreement as in effect immediately prior to the effectiveness of the Amended Stockholders Agreement shall survive the execution and delivery of the Amended Stockholders Agreement for the Tail Period.

Section 3.5 Efforts. Without limitation of anything in this Agreement, each party shall use its commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the transactions contemplated hereby (including, without limitation, all such actions that may be required to obtain the Client Consents) as promptly as practicable.

Section 3.6 Confidentiality; Public Announcements. Each party agrees to keep the terms of this Agreement confidential, except to the extent required by applicable Law (including the rules and regulations promulgated by the SEC or NASDAQ) or for financial reporting purposes and except that such party may disclose such terms to its officers, managers, directors, employees, equityholders, accountants, counsel, consultants, advisors, agents and other Affiliates as necessary in connection with the ordinary conduct of its business (so long as such Persons are informed by such party of the confidential nature of such information and are directed by such party to treat such information confidentially in accordance with this Agreement). Except as may be required by Law, including the rules and regulations promulgated by the SEC or NASDAQ, the parties agree that no public release or announcement by any party concerning this Agreement or the transactions contemplated hereby shall be made without advance approval thereof by the other party. If any such public announcement is required by Law to be made by any party, prior to making such announcement, such party will deliver a draft of such announcement to the other party, and shall give such other party reasonable opportunity to comment thereon and use good faith efforts to consider any reasonable and timely comments provided by such other party. Notwithstanding the foregoing, nothing here shall restrict any party from reporting the number of Shares to be purchased and sold pursuant to this Agreement or the Purchase Price therefor in a filing made pursuant to Section 13 or Section 16 of the Exchange Act and no party shall have any right to consent to, or provide comments on, any such filing.

Section 3.7 Confidentiality of Company Information.

(a) From and after the Closing, (i) the Seller will treat confidentially and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with the Transaction Documents and the transactions contemplated thereby and (ii) promptly following the request of the Company or the Purchaser, the Seller shall either deliver to the Company or, at the election of the Seller, destroy all tangible embodiments (and all copies) of the Confidential Information that are in its possession; provided, that such destruction shall be confirmed in writing to the Company by an officer or manager of the Seller.

(b) Notwithstanding anything in Section 3.7(a) to the contrary, in the event that at any time after the Closing the Seller is requested or required pursuant to written or oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process to disclose any Confidential Information, the Seller will notify the Purchaser promptly of the request or requirement so that the Purchaser may (at its own expense) seek an appropriate protective order or waive compliance with the provisions of this Section 3.7. If, in the absence of a protective order or the receipt of a waiver hereunder, the Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, the Seller may disclose the Confidential Information to the tribunal; provided, however, that the Seller shall use its commercially reasonable efforts to obtain, at the request and expense of the Purchaser, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Purchaser shall designate.

(c) For purposes of this Agreement, “Confidential Information” means any information concerning the businesses and affairs of the Company and its Subsidiaries that is not already generally available to the public, including without limitation the Seller Information; provided, Confidential Information shall not include (i) any information that is generally available to the public immediately prior to the time of disclosure unless such Confidential Information is so available due to the actions or omissions of the Seller or its Representatives (as defined below) in violation of this Section 3.7, (ii) information that is or becomes available to the Seller or its Representatives on a nonconfidential basis from a source other than the Company or the Purchaser (provided that such source is not known by the Seller, after reasonable inquiry, to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation to, the Company or the Purchaser that prohibits such disclosure) or (iii) has been or is independently developed by the Seller or its Representatives without the use of the Confidential Information.

(d) Notwithstanding anything in this Section 3.7 to the contrary, nothing herein shall (i) prohibit the Seller from disclosing Confidential Information to any affiliate of the Seller or any director, manager, officer, investor, employee, attorney, accountant or other representative of the Seller or any of its affiliates (any such person, to the extent such person receives Confidential Information, a “Representative”), provided that (A) such Representative is informed of the confidential nature of the Confidential Information and (B) the Seller shall be responsible for any action of any of its Representatives that would constitute a breach of this Section 3.7 if such action had been taken by the Seller, (ii) prohibit the Seller or any of its Representatives from retaining such copies of the Confidential Information as required by Law or document retention policies (any such retained copies to remain subject to the terms hereof) or (iii) require the erasure, deletion, alteration or destruction of back-up tapes and other back-up media made in the ordinary course of business.

ARTICLE IV

CONDITIONS TO CLOSING

Section 4.1 Conditions to the Obligations of the Purchaser. The obligation of the Purchaser to purchase the Shares at the Closing is subject to the fulfillment of each of the following conditions, any one or more of which may be waived by the Purchaser.

(a) All waivers, consents, approvals and actions of any governmental authority or regulatory body or other Person required to be obtained by the Seller in connection with this Agreement shall have been obtained (excluding the Client Consents) and any waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(b) No action, suit, or proceeding shall be pending or threatened before any court or other governmental body wherein an unfavorable order would (i) prevent or delay the consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation.

(c) The representations and warranties of the Seller set forth in this Agreement and in any document, instrument or certificate delivered hereunder shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date.

(d) The Seller shall have performed in all material respects all of the covenants and agreements to the extent required to be performed by it under this Agreement at or prior to the Closing.

(e) The Company shall have obtained, prior to the Closing, Client Consents relating to Consent Persons representing more than eighty-five percent (85%) of the net present value of aggregate management fees payable by Consent Persons. For the avoidance of doubt, (i) the parties agree that the net present value of management fees will be based upon the assumptions delivered by the Company to each party on the date hereof (the “Valuation Assumptions”) and (ii) the manner of consent listed in Schedule 2.1(h) for each Client Consent shall be deemed to satisfy the condition set forth in this Section 4.1(e) with respect to the applicable Consent Person, absent any modification after the date of this Agreement to the applicable collateral management agreement or other Contract between the Company or one of its Subsidiaries, on one hand, and such Consent Person, on the other hand.

Section 4.2 Conditions to the Obligations of the Seller. The obligations of the Seller under this Agreement are subject to the fulfillment of each of the following conditions, any one or more of which may be waived:

(a) All waivers, consents, approvals and actions of any governmental authority or regulatory body or other Person required to be obtained by the Purchaser in connection with this Agreement shall have been obtained (excluding the Client Consents) and any waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(b) No action, suit, or proceeding shall be pending or threatened before any court or other governmental body wherein an unfavorable order would (i) prevent or delay the consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation.

(c) The representations and warranties of the Purchaser set forth in this Agreement and in any document, instrument or certificate delivered hereunder shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date.

(d) The Purchaser shall have performed in all material respects all of the covenants and agreements to the extent required to be performed by it under this Agreement at or prior to the Closing.

(e) The Purchaser shall have made the payment set forth in clause (i) of Section 1.2(b).

(f) The Purchaser shall have purchased the Participating GE Shares (if any) on the terms and conditions set forth in the GE Investment Documents and Section 3.2 of this Agreement.

(g) The Company shall have obtained, prior to the Closing, Client Consents relating to Consent Persons representing more than eighty-five percent (85%) of the net present value of aggregate management fees payable by Consent Persons. For the avoidance of doubt, (i) the parties agree that the net present value of management fees will be based upon the Valuation Assumptions and (ii) the manner of consent listed in Schedule 2.1(h) for each Client Consent shall be deemed to satisfy the condition set forth in this Section 4.2(g) with respect to the applicable Consent Person, absent any modification after the date of this Agreement to the applicable collateral management agreement or other Contract between the Company or one of its Subsidiaries, on one hand, and such Consent Person, on the other hand.

ARTICLE V

TERMINATION

Section 5.1 Generally. The parties may terminate this Agreement as provided below:

(a) by mutual written consent of the parties at any time prior to the Closing;

(b) by the Purchaser, by giving written notice to the Seller any time prior to the Closing, (i) in the event the Seller has breached any representation, warranty, or covenant contained in this Agreement in any material respect, the Purchaser has notified the Seller of such breach, and such breach has continued without cure or waiver for a period of ten (10) days after the written notice of such breach, (ii) if satisfaction of any of the conditions in Section 4.1 becomes impossible and the Purchaser has not waived in writing such condition (provided that the failure to satisfy the applicable condition or conditions has occurred by reason other than through the failure of the Purchaser to comply with its obligations under this Agreement), or (iii) if the Closing shall not have occurred on or before January 31, 2014 (other than through the failure of the Purchaser to comply fully with its obligations under this Agreement);

(c) by the Seller, by giving written notice to the Purchaser any time prior to the Closing, (i) in the event the Purchaser has breached any representation, warranty, or covenant contained in this Agreement in any material respect, the Seller has notified the Purchaser of such breach, and such breach has continued without cure or waiver for a period of ten (10) days after the written notice of such breach, (ii) if satisfaction of any of the conditions in Section 4.2 becomes impossible and the Seller has not waived in writing such condition (provided that the failure to satisfy the applicable condition or conditions has occurred by reason other than through the failure of the Seller to comply with its obligations under this Agreement), or (iii) if the Closing shall not have occurred on or before January 31, 2014 (other than through the failure of the Seller to comply fully with its obligations under this Agreement).

Section 5.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 5.1, no party shall have any liability or further obligation to any other party (and its respective directors, officers, employees, partners, members or other equity holders) and all rights and obligations of any party hereto shall cease, and no party shall be entitled to any monetary damages or injunctive relief (including specific performance) as a result of such termination; provided, however, that in no event shall any termination of this Agreement limit or restrict the rights and remedies of any party against any other party that has committed fraud or that has willfully breached any of the provisions of this Agreement prior to the termination hereof; and provided further, that the provisions of Section 3.6 (Confidentiality; Public Announcements) and Article VI (Miscellaneous) shall remain in full force and effect following the termination of this Agreement and the parties shall be entitled to specific performance pursuant to Section 6.6 below to enforce the provisions thereof.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Survival of Representations and Warranties. The representations and warranties made herein and in the other Transaction Documents (a) shall be deemed to have been relied upon by the party or parties to whom they are made, and shall survive the execution and delivery hereof and the Closing contemplated hereby regardless of any investigation on the part of such party or its representatives and (b) shall bind the parties’ successors, heirs and assigns (including, without limitation, any successor by way of acquisition, merger or otherwise), whether so expressed or not, and, except as otherwise provided in this Agreement or the other Transaction Documents, all such representations and warranties shall inure to the benefit of the parties (subject to Section 6.8 below) and their respective successors, heirs and assigns, whether so expressed or not.

Section 6.2 Expenses. Each party hereto shall pay its own costs and expenses (including all legal, accounting, broker, finder and investment banker fees) relating to this Agreement, the negotiations leading up to this Agreement and the transactions contemplated hereby; provided, however, that (a) the fees and disbursements of Davis, Polk & Wardwell LLP, in its capacity as special counsel to the Special Committees of the Board, as set forth in an invoice delivered by the Company to the Seller and the Purchaser no later than one (1) business day prior to the Closing (the “Special Committee Expenses”), shall be paid in accordance with Section 1.2(b) hereof and (b) in the event any suit, action, arbitration or other proceeding of any nature whatsoever is instituted in connection with any controversy arising out of this Agreement or any of the other Transaction Documents, or to interpret or enforce any rights hereunder or thereunder, the prevailing party shall be entitled to recover from the non-prevailing party all reasonable costs incurred by the prevailing party including court costs, attorneys’ fees, and all other related expenses incurred in such suit, action, arbitration or other proceeding.

Section 6.3 Notices. All notices, demands and other communications pertaining to this Agreement (“Notices”) shall be in writing and addressed as follows:

If to the Purchaser:

DFR Holdings, LLC

c/o Columbus Nova

900 Third Avenue, 19th Floor

New York, NY 10022

Attention: Paul Lipari

Facsimile: (212) 308-6623

with copies to:

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attention: James C. Gorton, Esq. & David S. Allinson, Esq.

Facsimile: (212) 751-4864

Email: james.gorton@lw.com; david.allinson@lw.com

If to the Seller:

CIFC Parent Holdings LLC

c/o Charlesbank Capital Partners, LLC

200 Clarendon Street, 54th Floor

Boston, MA 02116

Attention: Tim R. Palmer

Facsimile: 617-619-5402

E-mail: tpalmer@charlesbank.com

with copies to:

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, MA 02109

Attention: Kevin M. Dennis, Esq. & Amber R.E. Dolman, Esq.

Facsimile: (617) 523-1231

E-mail: kdennis@goodwinprocter.com; adolman@goodwinprocter.com

Notices shall be deemed given (a) on the first (1st) business day after being sent, prepaid, by nationally recognized overnight courier that issues a receipt or other confirmation of delivery, (b) upon machine generated acknowledgement of receipt after transmittal by facsimile if so acknowledged to have been received before 5:00 p.m. on a business day at the location of receipt and otherwise on the next following business day or (c) when sent, if sent by electronic mail before 5:00 p.m. on a business day at the location of receipt and otherwise the next following business day. Any party may change the address to which Notices under this Agreement are to be sent to it by giving written notice of a change of address in the manner provided in this Agreement for giving Notice.

Section 6.4 Governing Law. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO ITS CHOICE OF LAW RULES THAT WOULD APPLY THE LAWS OF ANY OTHER JURISDICTION.

Section 6.5 Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, (a) hereby irrevocably consents and agrees that any action, suit or proceeding arising in connection with any disagreement, dispute, controversy or claim, in whole or in part, arising out of, related to, based upon or in connection with this Agreement or the subject matter hereof shall be brought only in the courts of the State Courts of the State of New York, New York County or the United States District Court located in the State of New York, New York County, (b) hereby waives to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) hereby agrees not to commence any such action other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of forum non conveniens or otherwise. Each party hereby (i) consents to service of process in any such action in any manner permitted by New York law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.3, shall constitute good and valid service of process in any such action, and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

Section 6.6 Specific Performance. The parties to this Agreement each acknowledge that each party would not have an adequate remedy at law for money damages in the event that any of the covenants hereunder have not been performed in accordance with their terms, and therefore agree that each other party hereto shall be entitled to specific enforcement of the terms hereof (including, without limitation, the consummation of the transactions contemplated under this Agreement and the other Transaction Documents) and any other equitable remedy to which such party may be entitled. Each of the parties hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

Section 6.7 Waiver of Jury Trial. The parties each hereby waive trial by jury in any judicial proceeding involving, directly or indirectly, any matters (whether sounding in tort, contract or otherwise) in any way arising out of, related to or connected with this Agreement or the transactions contemplated hereby.

Section 6.8 Binding Effect; Persons Benefiting; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement is intended or shall be construed to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any right, remedy or claim under or by reason of this Agreement or any part hereof. Without the prior written consent of the other party hereto, this Agreement may not be assigned by either party hereto and any purported assignment made without such consent shall be null and void.

Section 6.9 Counterparts. This Agreement may be executed in counterparts (including by facsimile or other electronic transmission), each of which shall be deemed an original and each of which shall constitute one and the same instrument.

Section 6.10 Entire Agreement. This Agreement, including the Schedules, Exhibits, Annexes, certificates and lists referred to herein and the other Transaction Documents constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, written or oral, between the parties with respect to such subject matter.

Section 6.11 Severability. If any provision of this Agreement, or the application thereof to any Person or circumstance, is invalid or unenforceable in any jurisdiction: (a) a substitute and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable in such jurisdiction, the intent and purpose of their invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability of such provision affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 6.12 Amendments and Waivers. This Agreement may not be amended, altered or modified except by written instrument executed by the Purchaser and the Seller. The failure by any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of or non-compliance with this Agreement shall be held to be a waiver of any other or subsequent breach or non-compliance. Any waiver made by any party hereto in connection with this Agreement shall not be valid unless agreed to in writing by such party.

Section 6.13 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of or acquiescence to any breach or default, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default. All remedies, either under this Agreement or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

Section 6.14 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each such party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.

Remainder of Page Left Intentionally Blank

IN WITNESS WHEREOF, the parties have caused this Stock Purchase Agreement to be executed as of the date first above written.

DFR HOLDINGS: DFR HOLDINGS, LLC

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Authorized Signatory

CIFC PARENT: CIFC PARENT HOLDINGS LLC

By:	/s/ Michael Eisenson
Name: Michael Eisenson Title: Director